GUIDELINE, INC.
625 Avenue of the Americas
New York, New York 10011

July 23, 2007

Dear Shareholder:

We are pleased to inform you that on June 28, 2007, Guideline, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with infoUSA Inc., a Delaware corporation (“infoUSA”), pursuant to which Knickerbocker Acquisition Corp., a New York corporation and a wholly-owned subsidiary of infoUSA (the “Purchaser”) is today commencing a tender offer to purchase (i) all of the outstanding shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $1.35 per share, and (ii) all of the outstanding shares of the Company’s Series A preferred stock, par value $0.0001 per share, at a purchase price of $1.50 per share plus accrued dividends thereon through the date of purchase of such shares in the tender offer, in each case, net to seller in cash without interest (the “Offer”). Unless subsequently extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, August 17, 2007. The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares which would represent at least 66 2/3% of the total number of outstanding shares on the date of purchase on a fully-diluted basis. The Offer will be followed by a merger (the “Merger”), in which each share of Company common stock and preferred stock not purchased in the Offer will be converted into the right to receive in cash the price paid in the Offer for shares of common stock and preferred stock, respectively.

Your Board of Directors has unanimously: (i) determined that the Merger Agreement and the Offer and the Merger contemplated thereby is advisable and fair to, and in the best interest of, the Company’s shareholders; (ii) approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement; and (iii) recommended that the Company’s shareholders accept the Offer and tender their shares pursuant to the Offer and, if a shareholder meeting is held to approve the Merger, vote in favor of the Merger.

In arriving at its recommendation, the Board of Directors carefully considered a number of factors more fully described in the attached Schedule 14D-9. You should read the Schedule 14D-9 carefully and in its entirety.

You will also receive the infoUSA Offer to Purchase, dated July 23, 2007, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the Offer. We urge you to consider this information carefully.

Sincerely,

/s/ David Walke
David Walke
Chairman and Chief Executive Officer